Exhibit 4.57

n e w s    r e l e a s e

STATUS REPORT ON NORANDA'S ALTONORTE
PHASE III EXPANSION PROJECT

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  The Project is operating on schedule and within budget

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  Productivity Improvements are Helping to Counteract Poor Market Conditions

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  The facility is operating near design capacity and at design operating costs after only two months

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  The smelter has achieved significant improvements in environmental performance

TORONTO, ONTARIO, April 16, 2003 — Noranda Inc. announced today that its Altonorte copper smelter, located near the city of Antofagasta in northern Chile, successfully completed the second full month of its Phase III expansion start-up. As a result, the facility is operating near design capacity and it has achieved its design operating costs as a stable, reliable custom copper smelting operation.

Altonorte began its ramp-up process in January 2003, when its new #3 acid plant went into operation. The US$170 million expansion project was designed to more than double Altonorte's capacity to treat copper concentrate from 385,000 to 820,000 tonnes per year. Copper production will increase from 160,000 to 290,000 tonnes per year and by-product sulphuric acid will go from 220,000 to 700,000 tonnes per year. The project is nearly completed, slightly under budget and with the ramp-up beginning on schedule.

"Altonorte's Phase III expansion is ramping up faster than scheduled and, as a result, it is helping to offset the negative effects of the current low cycle in the copper markets world-wide," said Mark Petersmeyer, General Manager of Altonorte. "I'm particularly pleased that there were no lost-time injuries to our employees related to the start-up. This achievement is especially noteworthy in light of the sweeping changes that took place in processes and equipment."

Asked about the status of the ramp-up, Petersmeyer replied, "We should be in a position to achieve full design capacity sometime in July, soon after the second casting wheel is completed. The rest of the plant has already demonstrated its ability to maintain a steady and reliable operation for extended periods at design capacity."

Upon completion of the ramp-up period, the Altonorte facility will become the eighth-largest copper smelter in the world. The smelter is strategically located in a region where there are large producers of copper concentrate and customers for sulphuric acid.

In addition to the increase in production capacity, the Phase III expansion has significantly improved the smelter's overall environmental performance.

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"With the start-up of #3 acid plant, we have increased the sulphur capture to better than 93%, which is the design target and its capacity permits us to close the old #1 acid plant," added Petersmeyer. "And thanks to Altonorte's location in the Atacama desert, all liquid wastes are treated and the smelter will continue to have no discharge to the environment. This expansion will ensure that the smelter's environmental performance will continue to meet Chilean environmental regulations and Noranda's own environmental policy."

Built in 1993 and acquired 100% by Noranda in 1998, the Altonorte smelter is located in one of the highest growth areas for copper mine development in the world. The smelter processed over 452,000 tonnes of material in 2002 compared to 387,000 tonnes in 2001. It also produced 323,000 tonnes of sulphuric acid in 2002 over 230,000 in 2001. It employs about 500 people.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Contact:

Media:	Investors:
Dale Coffin	Sharon Loung
Director, External Communications	Director, Investor Relations
416-982-7161	416-982-7337
dale.coffin@toronto.norfalc.com	sharon.loung@toronto.norfalc.com

www.noranda.com